

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2016

Mail Stop 4631

Via Email
Mr. Oscar A. Martinez
Chief Financial Officer
Huttig Building Products, Inc.
555 Maryville University Drive Suite 400
St Louis, Missouri 63141

  Re: **Huttig Building Products, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2015
       Filed February 26, 2016
       Form 10-Q for the period ended June 30, 2016
       Filed on August 2, 2016
       File No. 1-14982

Dear Mr. Martinez:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Terence O'Brien

                                        Terence O'Brien
                                        Accounting Branch Chief
                                        Office of Manufacturing and
                                        Construction